Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 7, 2020

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chelsea Worldwide Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed November 18, 2020 File No. 333-248703

Dear SEC Officers:

On behalf of our client, Chelsea Worldwide Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 1, 2020 (the “Staff’s Letter”) regarding the Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No.4 to Registration Statement on Form S-4, Filed November 18, 2020

Q: Will holders of TOTA Ordinary Shares, TOTA Rights or TOTA Warrants be subject to U.S. federal income tax..., page iii

1.	We note your revised disclosure on pages xiii, 54 and 105 in response to our prior comment number 5. Please revise the first sentence of the answer on page xiii to state clearly, as you do on page 54, that the "Business Combination is likely to be a taxable event for U.S. Holders of TOTA Ordinary Shares, TOTA Warrants, and TOTA Rights" and to indicate, if true, that this treatment is based on a belief that Tottenham likely was a PFIC for the fiscal year ended December 31, 2019 and/or likely will be a PFIC for the fiscal year ended December 31, 2020. For the benefit of the Clene holders, consider adding a separate Q&A regarding Tottenham's PFIC status and the potential impact of making timely and effective elections for the first year they acquire the securities in the Business Combination.

Response: The disclosure on pages xii and xiii of the Amended Registration Statement has been revised in accordance with the Staff’s comment. In addition, since Clene holders will acquire an interest in the Company, a Delaware corporation, instead of Tottenham, Tottenham’s PFIC status will not impact Clene holders.

December 7, 2020 Page | 2

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus, page 1

2.	We note your response to our prior comment number 5 and your statement on page 85: “Taking into account that 54.25 million shares of Chelsea Worldwide Stock will be issued by Tottenham to Clene’s shareholders and management, the aggregate equity value for Clene could be as high as $805.61 million.” Please revise to explain how you calculated the $805.61 aggregate equity value for Clene.

Response: The disclosure on page 85 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Certain U.S. Federal Income Tax Consequences to U.S. Holders of Tottenham Securities of Exercising Redemption Rights, page 109

3.	With reference to our prior comment number 6, we note that your disclosure on pages 109-110 and xii-xiii indicates that the tax treatment is subject to the passive foreign investment company (“ PFIC”) rules of the Code. Please revise these discussions to clarify the impact of your belief that Tottenham likely was a PFIC for the fiscal year ended December 31, 2019 and likely will be a PFIC for the fiscal year ended December 31, 2020.

Response: The disclosure on pages 109 and 110 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Business of Clene, page 107

4.	We note your response to our prior comment number 7. In the pipeline table on page 117, please visually differentiate the representation of the Harvard (MGH) EAP from the arrows for your trials or otherwise provide sufficient context so that the status of this candidate is clarified.

Response: The disclosure on page 117 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

5.	We note your response to our prior comment number 8. Please revise pages 122-124 to provide a brief explanation of how p-values are used to measure statistical significance and how statistical significance relates to FDA approval.

Response: The disclosure on page 122 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner